UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
CRYSTAL RIVER CAPITAL, INC.

(Name of Issuer)
Common Shares, par value $0.001 per share

(Title of Class of Securities)
229393301

(CUSIP Number)
Laurel Canyon Partners, LLC
c/o G&L Realty
439 Bedford Drive
Beverly Hills, CA 90210
Attn: Daniel M. Gottlieb
(310) 273-9930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 20, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	229393301	13D	Page	2	of	8 Pages

1	NAME OF REPORTING PERSON Laurel Canyon Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		1,580,383

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,580,383

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,580,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.34%

14	TYPE OF REPORTING PERSON

	00 (Limited Liability Company)

CUSIP No.	229393301	13D	Page	3	of	8 Pages

1	NAME OF REPORTING PERSON Daniel M. Gottlieb

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,580,383

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,580,383

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,580,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.34%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	229393301	13D	Page	4	of	8 Pages

1	NAME OF REPORTING PERSON Bedford Drive Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		1,569,387

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,569,387

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,569,387

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.30%

14	TYPE OF REPORTING PERSON

	00 (LIMITED LIABILITY COMPANY)

CUSIP No.	229393301	13D	Page	5	of	8 Pages

1	NAME OF REPORTING PERSON Steven D. Lebowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,569,387

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,569,387

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,569,387

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.30%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	229393301	13D	Page	6	of	8 Pages
EXPLANATORY NOTE
     This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed with the Securities and Exchange Commission with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Crystal River Capital, Inc., a Maryland corporation (the “Issuer”). Capitalized terms contained herein but not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.
     The Schedule 13D was filed by Bedford Drive Capital Partners, LLC, a Nevada limited liability company, and Steven D. Lebowitz, its sole member, and Laurel Canyon Partners, LLC, a Nevada limited liability company (“Laurel Canyon”), and Daniel M. Gottlieb, its sole member. References herein to “we,” “our,” and “us” mean the Reporting Persons.
     This Amendment is being filed to amend Items 4, 6 and 7 of the Schedule 13D as set forth below:
1. Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13A is hereby amended to add the following:
     We have been engaged in discussions with the Special Committee of the Board of Directors of the Issuer in furtherance of Laurel Canyon’s proposal to acquire the Issuer in all-cash transaction at a “net” price to the Issuer’s shareholders of at least $0.75 per share of Common Stock.
     On May 19, 2010, we received from the Special Committee’s financial advisor a “Process letter” outlining the next steps in the Special Committee’s consideration of Laurel Canyon’s proposal.
     On May 20, 2010, we submitted to the Special Committee modifications to Laurel Canyon’s proposal that would (1) increase the “net” price payable to the Issuer’s stockholders from $0.75 a share to $0.78 a share and (2) enhance the financing for the proposal by providing that limited personal guaranties of Laurel Canyon’s obligations to obtain one or more letters of credit, discussed below, and to pay transaction costs and other amounts to the extent they are not satisfied from the letters of credit. We also submitted to the Special Committee a proposed Agreement and Plan of Merger (the “Merger Agreement”), which contains no financing condition.
     We previously provided to the Special Committee a written commitment from a major commercial bank to issue a $50 million letter of credit for the benefit of Laurel Canyon. Laurel Canyon would agree in the Merger Agreement to draw on the letter of credit to pay the $0.78 price per share and transaction costs called for under the Merger Agreement and, unless other arrangements are agreed to with the Issuer’s senior lender, to repay the outstanding indebtedness owed to the senior letter upon completion of the acquisition. The letter of credit, itself, would be obtained concurrently with entering into the Merger Agreement.
     We are in the process of finalizing the arrangements for the letter of credit and other aspects of Laurel Canyon’s proposal. There can be no assurance that the Special Committee will find the letter of credit acceptable or that we will reach a resolution of other open issues.
     The foregoing description of Laurel Canyon’s modified proposal is a summary only and is qualified in its entirety by reference to the full text of Laurel Canyon’s May 20 letter to the Special Committee, which is filed as Exhibit 99.3 to this Report and hereby incorporated herein by reference.
     In connection with the activities described above, the Reporting Persons may communicate with, and express their views regarding the Issuer, Laurel Canyon’s proposal and related matters, to other persons,

CUSIP No.	229393301	13D	Page	7	of	8 Pages
including, without limitation, other shareholders of the Issuer, subject, in each case, to the provisions of the waiver letter described in Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is amended to add the following:
     The description contained in Item 4, above, of Laurel Canyon’s response letter is hereby incorporated by reference.
Item 7. Materials to be Filed as Exhibits.
     Item 7 of the Schedule 13D is amended to add the following:
     The following documents are included as exhibits to this Amendment No. 1:
99.3	Letter, dated May 20, 2010, from Laurel Canyon Partners, LLC to Gleacher & Company.

CUSIP No.	229393301	13D	Page	8	of	8 Pages
Signatures
     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2010

Laurel Canyon Partners, LLC

By:	/s/ Daniel M. Gottlieb Daniel M. Gottlieb, Member

/s/ Daniel M. Gottlieb

Daniel M. Gottlieb
In his individual capacity

Bedford Drive Capital Partners, LLC

By:	/s/ Steven D. Lebowitz Steven D. Lebowitz, Member

/s/ Steven D. Lebowitz

Steven D. Lebowitz
In his individual capacity

EXHIBIT INDEX

Exhibit 99.3	Letter, dated May 20, 2010, from Laurel Canyon Partners, LLC to Gleacher & Company.